

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

January 9, 2008

Jeff Oscodar
Chief Executive Officer
ZVUE Corporation
539 Bryant Street, Suite 403
San Francisco, California 94107

> **Re:** **ZVUE Corporation**
> **Amendment No. 1 Registration Statement on Form S-3**
> **Filed December 27, 2007**
> **File No. 333-147574**

Dear Mr. Oscodar:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment one and the statement that the Form 8-K filed on March 29, 2007 provided information of "the exemption from registration under which the Company issued the securities." It is unclear where specifically this information appears. We also note the 8% notes and other debt and securities issued on June 27 and July 31, 2007 in connection with your exercise of the option to exchange the 8% Notes due July 31, 2007. It would appear that the issuance of warrants and notes triggered Item 3.02 of Form 8-K as well. We believe that the company did not

file all required reports and that Form S-3 is unavailable. Please file your next amendment on an appropriate form.

2.   We note your response to prior comment two. We continue to believe that you are conducting an indirect primary offering given the size and nature of the transaction. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please file your next amendment on an appropriate form and set a fixed price for the shares to be sold by YA Global Investments, L.P., Eric's Universe, Inc., Eric Bauman, Carl Page, and the other debenture investors. Please disclose that these shares will be sold at the fixed price for the duration of the offering and identify the entities and individuals as underwriters.

3.   Also, advise us if and how many shares included in the 25,935,158 relate to shares that you may or may not issue under monthly payments described on pages three, 25 and elsewhere.

Recent Developments, page 2

4.   We note the reference to earn out payments of up to $30 million in the last paragraph on page two. With a view to disclosure, advise us of the terms of these earn out payments and whether they are reflected in the tables on pages 25-27.

5.   Please revise the second paragraph on page three to disclose the conversion discount and all fees and issuances in connection with entering into the $23 million financing. In this respect, it is unclear where you identify the "cash commitment fee" referenced on page 25.

6.   Please revise the second and third paragraphs on page three to disclose the total value of all repayments and issuances to YA Global, Eric Bauman, Carl Page and the other investors. Please quantify the totals assuming conversion based on the market price as of the date of issuance, and calculate the total assuming that you make all monthly payments in common shares, as you state on page 27 that you "currently plan to make repayments of the Senior Convertible Debentures and Junior Secured Convertible Debentures in shares of common stock."

7.   In this regard, please revise the statement on page two that the "total purchase price for the assets … was $22.5 million" to clarify in quantified terms that the total repayments may exceed $22.5 million by a significant amount.

8.   You state in the second bullet point on page four that Carl Page purchased 149,700 shares at $1.67. We note that the Form 8-K filed on May 30, 2007 indicates that 150,602 shares were purchased at $1.66. Please revise to clarify the apparent inconsistency or advise.

Selling Stockholders, page 19

9.   Please revise the first table on page 25 to ensure that it includes all payments that you may be required to make in connection with the transactions disclosed, as requested in prior comment four. For example, please disclose the amount of liquidated damages that may accrue for registration-related deadlines that are not met.

10.   Please revise the first table on page 25 to explain the cash commitment fee. For example, if the company received an immediate discount to the $23 million loan, please disclose this. Also, please revise to clarify the "Redemption Premium." It is unclear how these payments differ from the interest payments.

11.   Please revise footnotes three and four to the first table on page 25 to quantify the amount and frequency of repayments. It is unclear what method you used to calculate $1,972,597 and $937,472.

12.   We note your response to prior comments five and six. Please revise the tables on pages 26 and 27 to clearly disclose the discount to market price and profit to be realized as a result of conversion discounts. Currently you do not clearly disclose the conversion discount or explain what amount of the realizable profit in the tables is attributed to this conversion discount. Also please revise to provide an example as it relates to the current trading price of your common stock, as we note that the price was $1.79 as of December 27, 2007.

13.   Please revise "Repayment in Shares of Common Stock" on page 27 to clarify the assumptions underlying the $7,247,053 and $14,654,173 of possible payments and profit. We note the possible payments of approximately $6.2 million identified on page 25. Clarify whether the $6.2 million has been included in the approximately $7.2 million to be paid. We also note, for example, that the approximately $37 million market value from the second table on page 26 is considerably higher than $14,654,173. Please revise or advise.

<center>*   *   *   *   *   *</center>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact James Lopez, Senior Staff Attorney, at (202) 551-3536, Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at (202) 551-3720 if you have any questions regarding your filing or this review.

                                            Sincerely,

                                            H. Christopher Owings
                                            Assistant Director

cc: Harvey Kesner
       Haynes and Boone, LLP
       (Fax) 212 918-8989